Exhibit 99.5

8,703,330 UNITS OF
MERCANTILE BANCORP, INC.
ISSUABLE UPON EXERCISE OF SUBSCRIPTION RIGHTS

THE RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M., NEW YORK CITY TIME, ON [ • ], 2010 UNLESS EXTENDED.

[ • ], 2010

To Our Clients:

We are sending this letter to you because we hold shares of common stock of Mercantile Bancorp, Inc. (the “Company”) for you. The Company has commenced an offering of up to 8,703,330 Units (as defined herein) pursuant to the exercise of subscription rights (“Subscription Rights”) distributed to all holders of record of shares of common stock, $0.4167 par value per share (“Common Stock”), of the Company, as of 5:00 p.m., New York City time, on [ • ] (the “Record Date”). One Unit consists of one share of the Company’s Common Stock and one warrant to purchase one share of the Company’s Common Stock. The Subscription Rights are described in the enclosed prospectus (the “Prospectus”) and evidenced by a subscription rights certificate registered in your name or in the name of your nominee.

The Company has distributed one Subscription Right for each share of Common Stock owned as of 5:00 p.m., New York City time, on the Record Date. Shareholders will not receive any fractional subscription rights; instead fractional subscription rights will be rounded up to the next largest whole number. Each Subscription Right will entitle you to purchase one Unit (the “Basic Subscription Privilege”) at the cash price of $[ • ] per whole Unit (the “Subscription Price”). In addition, each holder of Subscription Rights that exercises its Basic Subscription Privilege in full will be eligible to subscribe (the “Over-Subscription Privilege”) for additional Units at the same Subscription Price of $[ • ] per whole Unit on a pro rata basis, if any Units are not purchased by other holders of the subscription rights under their Basic Subscription Privilege as of the expiration date (the “Excess Shares”). “Pro rata” means in proportion to the aggregate number of Units that you and the other subscription rights holders who have exercised your Basic Subscription Privileges and have requested to purchase pursuant to the Over-Subscription Privilege would own prior to the exercise of any Over-Subscription Privilege. Each holder of Subscription Rights may only exercise such holder’s Over-Subscription Privilege if such holder exercised such holder’s Basic Subscription Privilege in full and other holders of Subscription Rights do not exercise their Basic Subscription Privileges in full. If there is not a sufficient number of Excess Shares to satisfy all requests for subscriptions made under the Over-Subscription Privilege, the Company will allocate the remaining Excess Shares pro rata among those Subscription Rights holders who exercised their Over-Subscription Privileges. No subscriber can own, as a result of the exercise of its Basic Subscription Privilege or Over-Subscription Privilege, a number of shares, and warrants to acquire shares, of the Company’s Common Stock which would result in such subscriber owning, as of the consummation of the rights offering, in excess of 9.9% of the Company’s Common Stock, on a fully-diluted basis. For the purposes of determining their eligibility for the Over-Subscription Privilege, holders will be deemed to have exercised their Basic Subscription Privilege in full if they subscribe for the maximum number of shares available under their Basic Subscription Privilege.

We are (or our nominee is) the holder of record of Common Stock held by us for your account. We can exercise your Basic Subscription Privilege and Over-Subscription Privilege, if applicable, only if you instruct us to do so. The subscription rights will expire if not exercised by 5:00 p.m., New York City time, on [ • ], 2010 (unless extended in the sole discretion of the Company) (as it may be extended, the “Expiration Date”). Any subscription rights not exercised prior to the Expiration Date will be null and void. Any subscription for shares of Common Stock in the rights offering made hereby is irrevocable.

We request instructions as to whether you wish to have us exercise the subscription rights relating to the Common Stock we hold on your behalf, upon the terms and conditions set forth in the Prospectus.

We have enclosed your copy of the following documents:

1. The Prospectus;

2. Instructions for Use of Mercantile Bancorp, Inc. Subscription Rights Certificates;

3. The Beneficial Owner Election Form; and

4. A return envelope addressed to us.

The materials enclosed are being forwarded to you as the beneficial owner of Common Stock carried by us in your account but not registered in your name. Exercises of subscription rights may be made only by us as the record owner and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Units to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your subscription rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise subscription rights on your behalf in accordance with the provisions of the rights offering.

If you wish to have us, on your behalf, exercise the subscription rights for any Units to which you are entitled, please so instruct us by completing, executing and returning to us the Beneficial Owner Election Form included herewith. Delivery of the Beneficial Owner Election Form to an address other than as set forth on the accompanying return envelope does not constitute a valid delivery.

If you have any questions concerning the rights offering, shareholders may contact Illinois Stock Transfer Co., the Subscription Agent, at (800) 757-5755.